Exhibit 99.1

Materialise to Hold Virtual Annual General Shareholders’ Meeting on June 2, 2020

LEUVEN, Belgium—May 18, 2020— Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced that it will host its Annual General Shareholders’ Meeting at 10:00 am CEST on Tuesday, June 2, 2020.

Due to the COVID-19 pandemic, the meeting will be held only through a conference call (electronic participation). Dial-in details will be provided on http://investors.materialise.com on the Events & Presentations page.

The convening notices and other documents pertaining to the Annual General Shareholders’ Meeting, including the annual management report, are available on Materialise’s website at http://investors.materialise.com on the Governance page.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.